

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via e-mail
Bruce Cameron
Chairman and Chief Executive Officer
HF2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

> **Re: HF2 Financial Management Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 11, 2014**
> **File No. 001-35848**

Dear Mr. Cameron:

We have reviewed your filing, your response letter, and your supplemental materials and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   In the investor presentation included with your supplemental soliciting materials, filed on a Form 8-K on December 15, 2014, you highlight that the equity that ZAIS employees will receive is subject to "long term vesting provisions." You also discuss the fact that employee equity owners are subject to restrictive covenants. Please revise this section, as well as other relevant portions of the proxy, to provide more specific disclosure of the restrictive covenants and vesting provisions and explain why these provisions help promote alignment between ZAIS and HF2.

2.   Revise this section to discuss the impact of a determination by HF2 shareholders not to approve the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 75

3.   We have read your response to comment 10. We note that you have revised your stockholder's equity section on the pro forma balance sheet to include a subtotal titled "Total Equity Attributable to ZGP Members", which represents the sum of the Total Equity of HF2 Financial Management (i.e., parent's equity) and non-controlling interest in ZGP. While we do not object to separate presentation of the noncontrolling interests in ZGP from the noncontrolling interests of the Consolidated Funds, we are unclear how your current presentation, which includes a subtotal for "Equity Attributable to ZGP Members" complies with the guidance in ASC 810-10-45-16 and 810-10-55-4I. Please provide us your basis in U.S. GAAP to support this presentation or remove this subtotal from your Unaudited Pro Condensed Combined Balance Sheet on pages 75 and 81.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 76

4.   We have read your response to comment 11. Please expand your footnotes to pro forma adjustments (9) and (10) on pages 76 and 82, respectively, to clarify that the respective ownership percentages do not include the Class B units expected to be issued to ZAIS employees shortly after closing, or the Additional Founder Units and Additional Employee Units that may be issued during the first five years after closing.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, assuming no conversion, for the six months ended June 30, 2014, page 78

5.   We have read your response to comment 12. You disclose on page 2 and throughout this filing that it is contemplated that, following the consummation of the Business Combination, ZGP will issue up to 1,600,000 Class B Units. Please tell us whether the issuance of these units is part of the contractual terms within the Investment Agreement or other agreement associated with this Business Combination. If not, please explain how you determined that the "contemplated issuance" of these units was factually supportable and directly attributable to the Business Combination transaction. Alternatively, please revise your pro forma consolidated statement of operations on pages 77, 79, 83, and 85 to remove this adjustment.

6.   We have read your response to comment 13. Your response indicates that although the timing of the issuance of the Additional Employee Units is uncertain, the timing is within your control and you intend to issue 100% of these units. However, your disclosures indicate that the issuance of these Additional Employee Units is contingent on your Total Per Share Value, as defined, exceeding specified thresholds during the five years after closing of the transaction. Therefore, it remains unclear how you determined that the

issuance of these additional units is factually supportable, given that significant uncertainties exist around the ultimate amount of additional units that will be issued, if any. Furthermore, it is unclear as to how the potential issuance of these additional units is directly attributable to the Business Combination transaction unless evidenced by contractual provisions in the related agreements. Please advise us as to why you continue to believe this transaction is factually supportable and directly attributable to the business combination transaction or remove this pro forma adjustment accordingly.

Background of the Business Combination, page 113

HF2's Board of Directors' Reasons for the Approval of the Business Combination, page 117

7.   Please tell us if the HF2 board was aware of the implied valuation used by ZAIS in cashing out minority interests in 2012 and early 2014. If the board was aware of the valuation, revise this section to clarify whether the board considered the valuation in reaching its determination to recommend that shareholders approve the business combination.

ZGP Management's Discussion and Analysis of Financial Condition and Results of Operations, page 184

Overview, page 184

8.   We note your response to comment 33 and the revisions made to pages 184 and 185 with respect to your disclosure of Net Income of ZGP. Given that this income measure excludes the impact of consolidating the ZAIS Managed Entities, it would appear to meet the definition of a non-GAAP measure under Item 10(e) of Regulation S-K. Accordingly, please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

H2F Financial Management

Audited Condensed Financial Statements for the year ended December 31, 2013 and the period from October 5, 2012 (inception) through December 31, 2012

Note 8 – Stockholder Equity, page F-25

Class A Common Stock, page F-26

9.   We have read your response to comment 39. In your response you state that the only circumstance in which all of the public shares outstanding would be redeemed would be upon a failed business combination and the subsequent liquidation of the company. You also state that under ASC 480-10-S99-3f, ordinary liquidation events do not result in an equity instrument being subject to ASR 268. However, ASC 480-10-S99-3f also states

that deemed liquidation events that require (or permit at the holder's option) the redemption of *only one or more particular class of equity instrument* for cash or other assets cause those instruments to be subject to ASR 268. Please tell us how you considered this guidance given that certain holders of your Class A Common Stock (i.e., Founders' Shares and Sponsors' Shares) do not have the same redemption rights upon liquidation as your public shareholders. Furthermore, clarify whether the redemption price is fixed at $10.50 per share and what would happen if all holders of public shares requested redemption. In this regard, would all public shares be redeemed at a redemption price less than $10.50 per share or would all requested redemptions be nullified?

ZAIS Group Parent, LLC and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-68

Members' Equity – ZAIS, page F-74

10.   We have read your response to comment 43. Please expand your disclosure to discuss your goodwill impairment methodology.

Note 6 – Variable Interest Entities, page F-94

Securitized Structures, page F-94

11.   We have read your response to comment 43. Please expand your disclosure to briefly explain why your warehouse stage CLOs are not required to be consolidated.

Proxy Card

12.   Please revise your proxy card so as to separately list the changes being made in your certificate of incorporation so your shareholders can readily understand how their votes will impact the changes to your corporate structure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have any questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

/s/ Angela Connell for

Suzanne Hayes
Assistant Director